FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
_______________________________________________________________________________
1. Name and Address of Reporting Person

   FOSTER             VINCENT            D.
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   (Last)            (First)            (Middle)

   1300 POST OAK BLVD, SUITE 1220
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                     (Street)

   HOUSTON                TX            77056
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   (City)               (State)         (Zip)
_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

   U.S. CONCRETE, INC. (RMIX)
_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

_______________________________________________________________________________
4. Statement for Month/Year

   AUGUST 1999
_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)

   AUGUST 26, 1999
_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [X] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)

7.Individual or Joint Group Filing (check applicable line)

[X]  Form filed by one reporting person

[ ]  Form Filed by more than one reporting person
_______________________________________________________________________________
TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------
          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------

COMMON STOCK             08/19/99     P             10,000(1)    A      $8.2352

COMMON STOCK             08/20/99     P              5,000(1)    A      $8.1725

COMMON STOCK             08/24/99     P              5,000(1)    A      $8.0275


COMMON STOCK             08/31/99     P             10,000(1)    A      $6.8025       30,000          I        BY MAIN STREET
                                                                                                               MERCHANT
                                                                                                               PARTNERS II, L.P.

COMMON STOCK                                                                         360,790          D

COMMON STOCK                                                                             300          I        CUSTODIAN UNDER
                                                                                                               TX UGMA

(1) Represents shares purchased by Main Street Merchant Partners II, L.P., of which Mr. Foster is a Managing Partner.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g. puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------
     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------










Explanation of Responses:

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                       /s/ VINCENT D. FOSTER                 SEPTEMBER 9, 1999
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               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.